March 8, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Amanda Ravitz

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	M/A-COM Technology Solutions Holdings, Inc.
Registration Statement on Form S-1
Amended February 28, 2012 File No. 333-175934

Dear Ms. Ravitz:

We are submitting this letter on behalf of M/A-COM Technology Solutions Holdings, Inc. (the “Company”) in response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 6, 2012 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter an Amendment No. 7 to the Registration Statement (the “Amendment”) that reflects these revisions.

Use of Proceeds, page 34

1.	Please reconcile the $28.8 million amount in the first sentence with the number of shares you are offering and the offering price per share. Also, clarify how you will have sufficient net proceeds to pay the $60 million referenced in the second paragraph.

Response: The Company has revised its disclosure on page 35 of the Amendment to correct the net proceeds from the sale of the Company’s common stock in the offering from $28.8 million to $88.8 million.

Capitalization, page 35

2.

Please refer to your table of Capitalization on page 35. As previously requested, please revise your disclosures to quantify and explain the nature of each component causing the difference between your “Actual” and “Pro Forma As Adjusted” columns for each financial statement line item presented. Provide the supporting calculation of each component and describe in detail each

Ms. Amanda Ravitz

March 8, 2012

item in the supporting calculation. Please also apply this comment to the Pro Forma As Adjusted data provided on page 9.

Response: The Company has revised its disclosures on pages 9, 10, 36 and 37 of the Amendment in response to the Staff’s comment.

Description of Capital Stock, page 114

3.	We note your revised disclosure regarding corporate opportunities and Forum Selection on page 116. Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.

Response: The Company has revised its disclosure on page 117 of the Amendment in response to the Staff’s comment.

Report of Independent Registered Public Accounting Firm, page F-2

4.	Please provide a final, signed version of your independent auditor’s report prior to requesting effectiveness.

Response: The final, signed version of the Company’s independent auditor’s report will be included in an amendment to the Registration Statement prior to requesting effectiveness.

Note 22. Unaudited Pro Forma Net Income (Loss) Per Share, page F-43

5.	Please refer to your calculation of the pro forma basic and diluted net income (loss) per share included herein. As previously requested, please revise your disclosure to include next to each pro forma adjustment a referenced footnote that explains how each pro forma adjustment was calculated and determined, including all relevant assumptions used in such calculations. Specifically, please provide us with the calculation supporting the adjustment for the number of shares required to fund the special dividend in excess of current period earnings and the preference payment provided in accordance with SAB Topic 1B3.

Response: The Company has revised its disclosures on pages F-43 and F-44 of the Amendment in response to the Staff’s comment.

In addition, the Staff has requested the calculation supporting the adjustment for the number of shares required to fund the special dividend in excess of current period earnings and the preference payment provided in accordance with SAB Topic 1B3. In response, the Company hereby advises the Staff that SAB Topic 1B3 provides that if “a distribution to owners, regardless of whether it is declared or whether it is reflected already in the balance sheet, is to be paid out of proceeds of the offering rather than from the current year’s earnings, pro forma per share data should be presented (for the latest year and interim period only) giving effect to the number of shares whose proceeds would be necessary to pay the dividend (but only the amount that exceeds current year’s earnings) in addition to historical EPS. The number of shares to be added to the denominator for purposes of pro forma per share data should not exceed the total number of shares to be issued in the offering. For purposes of this interpretation, a dividend declared in the latest year would be deemed to

Ms. Amanda Ravitz

March 8, 2012

be in contemplation of the offering with the intention of repayment out of offering proceeds to the extent that the dividend exceeded earnings during the previous twelve months.”

The Company paid an $80.0 million special dividend in January 2011, an amount that exceeds earnings in fiscal year 2011 and the three months ended December 30, 2011, both on an actual and pro forma basis as disclosed on Page F-43 and elsewhere in the Registration Statement. Upon completion of the offering contemplated by the Registration Statement, the Company will pay $60.0 million to the holders of its Class B convertible preferred stock as a preference payment. The Company advises the Staff that the deemed number of shares required to fund the two amounts in excess of current earnings would be approximately 5,627,000 shares and 5,642,000 shares in fiscal year 2011 and the three months ended December 30, 2011, respectively, both of which exceed the 5,556,000 shares to be sold in the offering at an assumed initial public offering price of $18.00 per share, which is the midpoint of the estimated price range in the offering. Accordingly, in compliance with SAB Topic 1B3, the Company has limited the deemed number of shares to be included in the denominator of the pro forma earnings per share calculation for the funding of the special dividend in excess of current period earnings and the preference payment to the 5,556,000 shares to be issued and sold in the offering.

Exhibits and Financial Statement Schedules, page II-3

Exhibits 23.1 and 23.2

6.	We note that the consents in Exhibits 23.1 and 23.2 refer specifically to amendment No. 6 of the filing. We also note that the consent in Exhibit 23.1 is not finalized. As such, please provide currently dated and signed consents from your independent accountants with your next amendment.

Response: A signed consent from the Company’s independent auditor with respect to M/A-COM Technology Solutions Inc. and M/ACOM Technology Solutions (Cork) Limited is filed as Exhibit 23.2 to this Amendment. Final, signed versions of both consents of the Company’s independent auditor will be included as exhibits in an amendment to the Registration Statement prior to requesting effectiveness.

* * * *

We greatly appreciate your prompt response to this letter. If you have any questions or comments concerning these responses, please feel free to contact me at (303) 291-2362.

Respectfully submitted,

PERKINS COIE LLP

/s/ Jason Day
Jason Day

cc:	Charles Bland
Conrad Gagnon
Clay Simpson
Keith Higgins